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SEC FILE NUMBER
8-67922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kershner Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1825-B Kramer Lane, Suite 200
(No. and Street)

Austin	Texas	78758
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon B. Sanderson	512.439.8140	jsanderson@kershnertrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

P.O. Box 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

11/20/14	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jon B. Sanderson_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Kershner Securities, LLC_ , as of _December 31_ , 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____Chief Financial Officer_____



Notary Public



APRIL S PITTS
Notary ID #131911788
My Commission Expires
February 28, 2023

This filing ** **contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Kershner Securities, LLC

(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)

Financial Statements and Supplemental Schedules
With Report of Independent Registered Public Accounting Firm

December 31, 2021

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Index to Financial Statements and Supplemental Schedules
December 31, 2021



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and
Member of Kershner Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kershner Securities, LLC a Wholly Owned Subsidiary of Kershner Trading Group, LLC as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kershner Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kershner Securities, LLC's management. Our responsibility is to express an opinion on Kershner Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kershner Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Kershner Securities, LLC's financial statements. The supplemental information is the responsibility of Kershner Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Kershner Securities, LLC's auditor since 2018.

Austin, Texas
February 7, 2022

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	130,506
Receivable from clearing organization		1,234,645
Receivable from related entities		673,030
Total assets	$	2,038,181

Liabilities and member's equity

Accounts payable	$	103,729
Other accrued expenses		182,420
Payable to related entities		32,579
Total liabilities		318,728
Member's equity		1,719,453
Total liabilities and member's equity	$	2,038,181

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Operations
Year Ended December 31, 2021

Revenue		
Related party brokerage commissions	$	21,746,977
Total revenue		21,746,977
Expenses		
Related party labor allocation		328,241
Commissions and clearing fees		12,769,057
Related party communications and technology allocation		16,699
Related party occupancy allocation		70,318
Regulatory fees and expenses		41,395
Other expenses		55,357
Total expenses		13,281,067
Related party other income		3,741,724
Income before income tax expense		12,207,634
Franchise taxes		65,987
Net income	$	12,141,647

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2021

Balance at December 31, 2020	$	1,362,806
Capital distributions		(11,785,000)
Net income		12,141,647
Balance at December 31, 2021	$	1,719,453

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

4

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities:

Net income	$	12,141,647
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing organization		(37,994)
Receivable from related entities		(189,649)
Accounts payable		(158,726)
Other accrued expenses		100,420
Payable to related entities		(256)
Net cash provided by operating activities		11,855,442

Cash flows from financing activities:

Capital distributions		(11,785,000)
Net cash used in financing activities		(11,785,000)
Net change in cash and cash equivalents		70,442
Cash and cash equivalents at beginning of year		60,064
Cash and cash equivalents at end of year	$	130,506

Supplemental disclosures of cash flow information:

Cash paid during the year for:		
Interest	$	-
Franchise taxes	$	65,777

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

Note 1 - Nature of Business

Kershner Securities, LLC (the "Company"), was organized as a Delaware Limited Liability Company on February 22, 2008. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's sole member is Kershner Trading Group, LLC, ("KTG", the "Parent", or the "Member").

The Company operates under the provisions of Paragraph k(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer, Goldman Sachs Execution & Clearing, L.P. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Substantially all of the Company's revenues are derived from commission income from a related entity (see Note 5).

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's critical accounting estimates affecting the financial statements include the allocation of income and expenses with affiliated entities.

Cash Equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Receivable from Clearing Organization
The Company clears all transactions on behalf of customers on a fully disclosed basis through its clearing broker-dealer, Goldman Sachs Execution & Clearing, L.P. ("Goldman.") At December 31, 2021, the amount receivable from Goldman totaled $1,234,645 consisting of fees and commissions earned and collected on securities transactions for the Company.

Revenue

Purchases and sales of securities, and commission revenue and expense, are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Revenue includes related party brokerage commissions and related party fees and other income. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Related Party Brokerage Commissions

The Company serves as an introducing broker-dealer and will charge a commission for the purchases and sales transactions of its related party customer. Related party commissions and clearing expenses are recorded on the trade date (the date that the trade order is filled with a counterparty and confirmed with the related party customer.) The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and/or purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Related Party Other Income

The Company's clearing broker-dealer charges our clients fees and collects a portion of the fees in the normal course of business. These fees are incorporated into our client agreements which are provided to our clearing broker.

During the year, the Company's clearing broker dealer made an error in charging fees to our client, Kershner Trading Americas, LLC ("Americas"). The error continued for 3 months and totaled $3,741,724 in excess of the agreed upon fees. It was identified by the Company and brought to the clearing broker-dealer's attention and was corrected going forward.

During the 3-month period that the error continued, the Company made equity distributions to its Parent that included these additional fees. The Company elected to report this as "Other Income" during the year since it was a related-party transaction and the equity distribution had been made. The Parent owns 100% of both the Company and Americas.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and receivables from the clearing organization. The Company did not have cash balances in excess of federally insured limits as of December 31, 2021. Receivables from the clearing organization represent cash deposited and commissions receivable from the organization, $500,000 of which are insured from theft by the Securities Investor Protection Corporation.

Income Taxes

The Company will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is liable for a pro rata allocation of the Texas margin tax, which is filed with the Parent. The Company has recorded $65,987 of Texas margin tax expense for the year ended December 31, 2021.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a positions are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is

greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. There are no uncertain tax positions as of December 31, 2021.

Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, receivable from clearing organization, accounts payable and accrued expenses approximated fair market value at December 31, 2021 due to their relatively short maturities and prevailing market terms.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Member's Equity

The Company has one class of membership interest and the sole member of the Company is Kershner Trading Group, LLC.

The Member makes capital contributions to the Company as it may determine from time to time. No interest accrues on such contributions and the Member does not have the right to withdraw, or be repaid on its contributions, except as provided in the LLC Agreement.

Capital account withdrawals and distributions are made in accordance with the LLC Agreement. Capital distributions to its Member can be made under a capital distribution policy approved by the Member.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2021, the Company had net capital of $1,033,423 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.31 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

Note 5 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Sharing Agreement") with its Parent. The Sharing Agreement provides for the pro rata sharing of office space, office equipment and the expenses of certain administrative and other personnel and ancillary services. The parties have agreed to share the fees and costs based on headcount. The Parent invoices the Company for those expenses monthly. The Company incurred $288,562 of expense under this agreement for the year ended December 31, 2021, of which $28,645 was payable at December 31, 2021.

The Company entered into a Technology Services Agreement ("Technology Agreement") to outsource all of its technology needs to Kershner Technology and Innovation, LLC, which is wholly owned by the Parent. The Technology Agreement provides for a monthly fixed fee of $1,000. Additionally, the Technology Agreement calls for technology support and a pro rata sharing of administrative and other personnel based on a predetermined percentage of personnel cost. The Company incurred $47,196 of expense under this agreement for the year ended December 31, 2021, of which $3,933 was payable at December 31, 2021.

The Company executed agreements to provide electronic trading services to Kershner Trading Americas, LLC and Kershner Trading Americas II, LLC (collectively "Americas"), both are wholly owned by the Parent. The trading service agreements provide Americas with the right to use the software, equipment, telecommunications and connectivity resources of the Company to enter and route orders and execute securities and futures transactions. In exchange for the provision of trading services (pursuant to the agreements) the Company charges monthly fees on a per share basis which are invoiced at month end. The Company earned and invoiced $4,817,177 in commission income for the year ended December 31, 2021, of which $673,030 was receivable at December 31, 2021. The Company anticipates collection of the receivable and has not recorded an allowance. Additionally, the Company earned $16,929,800 in commission income directly through transactions processed at the clearing broker during 2021 resulting from trading activity of Americas. The balance of the payment to be received from Americas is charged via the invoicing process outlined previously. The Company also paid Americas $79,500 for personnel and related costs for supporting the trading services activities.

Related party other income is discussed above in Note 2 – Significant Accounting Policies.

Note 6 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2021, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company is required to have an account at the clearing broker that shall at all times contain cash, securities, or a combination of both, having a market value of $500,000 reflecting the combined total of the Minimum Equity Requirement of $400,000 and the Clearing Deposit of $100,000. These amounts are included within receivables from clearing organizations on the statement of financial condition.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

COVID-19

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID-19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic has continued to spread and has caused serve global disruptions. The extent of COVID-19's effect on the Company's operation and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent auditor's report, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations and cash flows in 2022.

Note 7 – Subsequent Events

The Company has evaluated subsequent events through February 7, 2022, the date the consolidated financial statements were available to be issued. Subsequent to the year end, the Company made distributions to the Parent totaling $495,000.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

SCHEDULE I

Net capital:		
Total member's equity	$	1,719,453
Less:		
Receivable from related entities		673,030
Net capital before haircuts on securities positions		1,046,423
Other deductions		13,000
Net capital	$	1,033,423
Aggregate indebtedness:		
Total liabilities	$	318,728
Total aggregate indebtedness	$	318,728
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$	100,000
Net capital in excess of minimum requirement	$	933,423
Ratio: Aggregate indebtedness to net capital		0.31 to 1

The above computation does not differ from the Computation of Net Capital under Rule 15c3-1 as of December 31, 2021 as recorded by Kershner Securities, LLC on Form X-17A-5, filed on January 24, 2022. Accordingly, no reconciliation is deemed necessary.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Schedule II and Schedule III
December 31, 2021

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule. The Company does not hold funds or securities for or owe money or securities to customers.

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule. The Company did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and
Member of Kershner Securities, LLC

We have reviewed management's statements, included in the accompanying Kershner Securities, LLC Exemption Report, in which (1) Kershner Securities, LLC a Wholly Owned Subsidiary of Kershner Trading Group, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Kershner Securities, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Kershner Securities, LLC stated that Kershner Securities, LLC met the identified exemption provision throughout the most recent fiscal year of December 31, 2021 without exception. Kershner Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kershner Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 7, 2022

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com



KERSHNER
SECURITIES, LLC

Kershner Securities, LLC's Exemption Report

Kershner Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Kershner Securities, LLC

I, Jon B. Sanderson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By

Title: Chief Financial Officer

February 7, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and
Member of Kershner Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Kershner Securities, LLC a Wholly Owned Subsidiary of Kershner Trading Group, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting the following difference: total revenues per the Form SIPC-7 were $25,488,701 and total revenues per the audited financial statements were $21,746,977, a difference of $3,741,724;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting following differences: total revenues per the Form SIPC-7 were $25,488,701 and total revenues per the audited financial statements were $21,746,977, a difference of $3,741,724; net operating revenues per the Form SIPC-7 were $12,913,272 and net operating revenues per the audited financial statements were $9,171,548, a difference of $3,741,724; and the general assessment per the Form SIPC-7 was $19,370 and the general assessment per the Form SIPC-7 was $13,757 a difference of $5,613.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting an overpayment of $5,613.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com



We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 7, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Kershner Securities, LLC
1825-B Kramer Lane, Suite 200
Austin, Tx 78758

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jon Sanderson 512-439-8140

2. A. General Assessment (item 2e from page 2) $19,370

B. Less payment made with SIPC-6 filed (**exclude interest**) (13,294)
07/28/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,076

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 6,076

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kershner Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2nd day of February, 20 22.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2021
and ending 12/31/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $25,488,701

2b. Additions:

     (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

     (2) Net loss from principal transactions in securities in trading accounts.

     (3) Net loss from principal transactions in commodities in trading accounts.

     (4) Interest and dividend expense deducted in determining item 2a.

     (5) Net loss from management of or participation in the underwriting or distribution of securities.

     (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

     (7) Net loss from securities in investment accounts.

         Total additions   0

2c. Deductions:

     (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

     (2) Revenues from commodity transactions.

     (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   12,575,429

     (4) Reimbursements for postage in connection with proxy solicitation.

     (5) Net gain from securities in investment accounts.

     (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

     (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

     (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

         (Deductions in excess of $100,000 require documentation)

     (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

         (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

         Enter the greater of line (i) or (ii)

         Total deductions   12,575,429

2d. SIPC Net Operating Revenues $12,913,272

2e. General Assessment @ .0015 $ 19,370

         (to page 1, line 2.A.)